UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549					OMB APPROVAL
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FORM 144
SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.					CUSIP NUMBER
WORK LOCATION
1(a) NAME OF ISSUER		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
STW Resources Holding Corp,		26-1945743	000-52654

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
	3424 South County Road 1192	Midland	TX	79706	432	686-7777

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS (Street)	CITY	STATE	ZIP CODE
D. Grant Seabolt, Jr.	Officer & Director	5307 E. Mockingbird Lane, 5th FL	Dallas	TX	75206

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

		SEC USE
3(a)	(b)	ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common	Wilson-Davis & Co., WD Investments 236 Main St., Salt Lake City, UT 84104		311,554	$58,852	36,667,881	10/29/2015	OTCQB

Potential persons who are to respond to the collection of information contained in this form are not required
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TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Name of Acquisition Transaction	Name of Person From Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	9/16/2013	Services rendered to Issuer	STW Resources Holding Corp.	104,167	9/16/2013	Services
Common	4/24/2014	Services rendered to Issuer	STW Resources Holding Corp.	113,637	4/24/2014	Services
Common	2/23/2015	Services rendered to Issuer	STW Resources Holding Corp.	93,750	2/23/2015	Services

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of the Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

Remarks:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

10/29/2015
Date of Notice

Date of Plan Adoption or Giving of Instruction,
if Relying on Rule 10b5-1.

/s/ D. Grant Seabolt, Jr.
(Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)